Exhibit 99.1

E-House Subsidiary Leju Signs Strategic Cooperation Agreement with Tencent

SHANGHAI, China, March 10, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that its wholly-owned subsidiary, Leju Holdings Limited (“Leju”), has entered into a strategic cooperation agreement with Tencent Holdings Limited (“Tencent”) (HKG: 0700), a provider of comprehensive Internet services serving the largest online community in China, including hundreds of millions of Weixin users. Leju is a leading provider of real estate online services including advertising, listings and product launch information (“Real Estate Online Information”), and online-to-offline e-commerce services (“Real Estate O2O E-Commerce”) that facilitate real estate transactions in China.

Under the strategic cooperation agreement, Leju and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate Leju in opening batches of Weixin public accounts associated with real estate projects. Leju has agreed to adopt Weixin payment solutions as the default payment method for Real Estate O2O E-Commerce transactions conducted by Leju users on Weixin. Leju and Tencent will also explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform such as Weixin, “QQ” and “mobile QQ”; the social media service, “Tencent Microblog”; the social networking service, “Qzone”; and/or other Tencent internet properties.

“I’m very excited about the strategic partnership between Tencent and Leju,” said Mr. Xin Zhou, E-House’s co-chairman and chief executive officer. “Leju is a leading innovator of real estate O2O e-commerce in China and has achieved strong growth in this sector. Developing and broadening Leju’s mobile platform is an integral part of our growth strategy. Our cooperation with Tencent will extend our consumer reach through Tencent’s powerful Weixin platform and other popular services, opening a key channel to disseminate real estate information and facilitate transactions. This marks a new milestone in our O2O e-commerce and mobile strategy development.”

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-3937

E-mail: ir@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com